CM



02003733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002
365

SEC FILE NUMBER
8- 38325

3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SANDERS MORRIS HARRIS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 CHASE TOWER
(No. and Street)

HOUSTON	TEXAS	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN T. MORRIS (713) 224-3100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP.
(Name — *if individual, state last, first, middle name*)

700 LOUISIANA ST., SUITE 3100	HOUSTON	TEXAS	77002
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/02
s.s

OATH OR AFFIRMATION

I, BEN T. MORRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDERS MORRIS HARRIS INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BEN T. MORRIS
Signature

PRESIDENT
Title



SANDRA L. GRAHAM
MY COMMISSION EXPIRES
December 11, 2002
BONDED BY
NOTARY ASSOC. OF TEXAS, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SANDERS MORRIS HARRIS INC.

Consolidated Financial Statements
and Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
Sanders Morris Harris Inc.:

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a wholly owned subsidiary of Sanders Morris Harris Group Inc.), and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 22, 2002



SANDERS MORRIS HARRIS INC.

Consolidated Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	22,499,709
Deposit with clearing organizations		250,000
Receivables, net		7,422,598
Securities owned:		
Marketable, at market value		804,425
Not readily marketable, at estimated fair value		7,000,191
Not readily marketable, for deferred compensation plan, at estimated fair value		869,321
Leasehold improvements, furniture and equipment, net		1,439,610
Goodwill, less accumulated amortization of $2,378,916		29,678,901
Deferred tax asset		891,876
Other assets		1,434,878
	$	72,291,509

Liabilities, Minority Interests, and Stockholder's Equity

Liabilities:		
Payable to broker-dealers	$	62,615
Securities sold, not yet purchased, at market value		121,837
Accounts payable and other accrued liabilities		1,006,220
Sales commissions and bonuses payable		3,595,851
Deferred compensation		2,561,400
Payable to Parent		6,426,844
Total liabilities		13,774,767
Minority interests		50,949
Stockholder's equity:		
Common stock, $0.01 par value, 200,000 shares authorized, 60,729 shares issued and outstanding		607
Additional paid-in capital		53,594,221
Receivable for shares issued		(48,335)
Retained earnings		4,919,300
Total stockholder's equity		58,465,793
	$	72,291,509

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Income

Year ended December 31, 2001

Revenues:	
Commissions	$ 23,260,603
Investment banking	12,146,237
Principal transactions, net	9,352,296
Fiduciary, custodial, and advisory	3,394,270
Equity in income of limited partnerships	3,626,145
Interest and dividends income	1,822,938
Other	1,605,074
Total revenues	55,207,563
Expenses:	
Employee compensation and benefits	32,445,863
Communications and data processing	3,463,295
Occupancy	3,262,351
Clearing and execution fees	3,189,705
Amortization of goodwill	1,380,993
Interest	3,054
Other	4,705,321
Total expenses	48,450,582
Income before income taxes and minority interests	6,756,981
Provision for income taxes	(3,208,731)
Income before minority interests	3,548,250
Minority interests in net loss of consolidated companies	188,110
Net income	$ 3,736,360

See accompanying notes to consolidated financial statements.

SANDER MORRIS HARRIS, INC.

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common stock		Additional paid-in capital	Receivable for shares issued	Retained earnings	Total
	Shares	Amount				
Balance, December 31, 2000	60,729	$ 607	53,594,221	(383,340)	1,182,940	54,394,428
Collections of receivable for shares issued	—	—	—	335,005	—	335,005
Net income	—	—	—	—	3,736,360	3,736,360
Balance, December 31, 2001	60,729	$ 607	53,594,221	(48,335)	4,919,300	58,465,793

See accompanying notes to consolidated financial statements.

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 3,736,360
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	949,053
Amortization	1,380,993
Provision for bad debts	579,912
Compensation expense related to amortization of notes receivable from employees and deferred charge	184,491
Deferred income taxes	493,465
Minority interests in net loss of consolidated companies	(188,110)
Change in:	
Receivables, net	253,713
Securities owned	(1,748,933)
Other assets	84,956
Payable to brokers and dealers	27,358
Securities sold, not yet purchased	(469,411)
Accounts payable and other accrued liabilities	(134,219)
Sales commissions and bonuses payable	488,190
Deferred compensation	540,107
Payable to Parent	7,702,165
Net cash provided by operating activities	13,880,090
Cash flows from investing activities:	
Capital expenditures	(415,974)
Proceeds from sale of furniture and equipment	32,700
Net cash used in investing activities	(383,274)
Cash flows from financing activities:	
Collection of receivables for shares issued	40,000
Investment by minority interest	85,511
Distributions paid to minority interests	(32,563)
Net cash provided by financing activities	92,948
Net increase in cash and cash equivalents	13,589,764
Cash and cash equivalents at beginning of year	8,909,945
Cash and cash equivalents at end of year	$ 22,499,709
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 3,054
Cash paid for income taxes	1,423,369

(Continued)

SANDERS MORRIS HARRIS INC.

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Supplemented disclosures of noncash transactions:		
Goodwill addition resulting from stock issued by Parent	$	540,573
Investment in limited partnership funded by Parent		750,000
Retirement of receivables for shares issued in exchange for common stock of Parent and transfer of stock to Parent		295,005
Notes receivable issued for common stock of Parent		571,252
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers		1,102,074

See accompanying notes to consolidated financial statements.

(1) Description of Business

Sanders Morris Harris Inc. (the Company), created by the merger of Harris, Webb & Garrison, Inc. (HWG) and Sanders Morris Mundy Inc. (SMM), is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts are carried primarily by Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston company, pursuant to a fully disclosed clearing arrangement.

Effective January 31, 2000, Pinnacle Global Group, Inc., which was subsequently renamed Sanders Morris Harris Group Inc. (SMHG or Parent), acquired 100% of the outstanding stock of SMM for 7,125,220 shares of SMHG common stock and merged HWG, a subsidiary of SMHG, into SMM. The combined company was renamed Sanders Morris Harris Inc. (SMH).

Effective June 30, 2000, SMHG acquired Blackford Securities Corporation (Blackford) for 1,000,000 shares of SMHG common stock and $5,513,000 in cash. Blackford, based in Garden City, New York, provides prime brokerage services to investment partnerships and execution services to institutions. Blackford was merged into the Company.

On October 2, 2000, SMHG acquired Cummer/Moyers Securities, Inc. (C/M). 510,000 shares of SMHG common stock were issued to the former owners of C/M in October 2000, and an additional 90,000 shares were issued in May 2001 for exceeding specified performance standards. The 90,000 shares issued in May 2001 resulted in a goodwill addition of $540,572. C/M, based in Fort Worth, Texas, provides broker/dealer services for individual and institutional clients primarily located in the Dallas-Fort Worth Metroplex area. C/M was merged into the Company.

In addition, the Company manages, through its majority interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, technology, and medical industries.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Owned

Substantially all marketable securities are carried at fair value based on quoted market prices or amounts that approximate fair value. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or

(Continued)

losses from marking securities owned to market value or estimated fair value are included in income under the caption principal transactions, net. Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Proprietary transactions and the related income/expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Leasehold Improvements, Furniture and Equipment

Leasehold improvements, furniture and equipment are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over a five to seven-year period.

Intangible Assets

SFAS No. 141 entitled *Business Combinations* was issued in June 2001 and became effective July 1, 2001. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting, which requires that acquisitions be recorded at fair value as of the date of acquisition. The pooling-of-interests method of accounting allowed under prior standards, which reflected business combinations using historical financial information, is now prohibited. SFAS No. 142 entitled *Goodwill and Other Intangible Assets* was also issued in June 2001, in concert with SFAS No. 141. SFAS No. 142 becomes effective on January 1, 2002. On that date, goodwill will no longer be amortized, but will be tested for impairment using a fair value approach. SFAS No. 142 requires goodwill to be tested for impairment at a level referred to as a "reporting unit," generally one level lower than our reportable segments. SFAS No. 142 requires us to perform the first goodwill impairment test on all reporting units within six months of adoption. The first step is to compare the fair value with the book value of a reporting unit. If the fair value of a reporting unit is less than its book value, the second step will be to calculate the impairment loss, if any. We will recognize any impairment loss from the initial adoption of SFAS No. 142 as a change in accounting principle. After the initial adoption, goodwill of a reporting unit will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

As of the date of adoption, the Company has unamortized goodwill in the amount of $29,678,901, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $1,380,993 for the year ended December 31, 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting the Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle.

(Continued)

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees are recorded on the offering date; sales concessions are recorded on the settlement date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

Income Taxes

The Company is included in the consolidated federal return with SMHG and computes its respective tax attributes on a separate company basis.

Deferred income taxes are provided utilizing the asset and liability method whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Account Management Fees

Account management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract and are included in commissions.

Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or estimated fair value or at amounts which, because of their short-term nature, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements.

(3) Receivables

The receivables balance at December 31, 2001 consists of the following:

Notes receivable:		
Nonaffiliates	$	348,388
Employees and executives		3,100,056
Other affiliates		924,001
Receivable from affiliated limited partnerships		1,771,585
Receivable from other affiliates		137,723
Receivable from broker-dealers		540,386
Receivable from investment banking		885,459
Allowances for bad debts		(285,000)
	$	7,422,598

Notes receivable from nonaffiliates consist of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 8% and mature between 2002 and 2003.

Notes receivable from employees and executives consist of noninterest-bearing loans provided to certain executives and employees of the Company in the form of cash and SMHG common stock issued under the Company's 1998 Incentive Plan (the Incentive Plan) (see note 9). Notes receivable issued to employees and executives for SMHG stock totaled $571,252 during 2001. The notes have tiered maturities from 2002 through 2004 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes and applicable interest is forgiven if the employee remains employed by the Company. Such forgiveness is recorded as employee compensation expense in the consolidated statement of income.

Notes receivable from other affiliates consist of noninterest-bearing loans provided to two groups of independent brokers during 2001 in the form of cash and SMHG common stock issued under the Incentive Plan (see note 9). The original consideration paid under the notes totaled $944,305, and additional consideration will be paid based on gross revenue generated by the brokers. The notes are forgiven in equal monthly increments over a four-year period if the groups of brokers meet certain specified performance measures and remain agents of the Company.

Receivable from affiliated limited partnerships are primarily for management fees.

(Continued)

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2001 consist of the following, at market and estimated fair value:

	Owned	Sold, not yet purchased
Marketable – corporate stocks	$ 804,425	121,837
Not readily marketable:		
Limited partnerships	4,606,767	
Warrants	2,257,356	
Equities and options	1,005,389	
	7,869,512	
	$ 8,673,937	

The investments in limited partnerships represent general partner interests in private investment partnerships which account for their investments at estimated fair value. These general partner interests, which are accounted for using the equity method, consist of ownership in the following private investment partnerships: Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional), L.P., Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P., Life Sciences Opportunity Fund, L.P. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows for the year ended December 31, 2001:

Combined results of operations:	
Net investment loss	$ (661,926)
Change in unrealized gain on investments	11,329,555
Realized gain on investments	14,878,234
Increase in partners' capital resulting from operations	$ 25,545,863
Combined total assets	$ 114,199,558
Combined total liabilities	$ 1,985,283
Combined net assets	$ 112,214,275

(Continued)

(5) Leasehold Improvements, Furniture and Equipment

Leasehold improvements, furniture and equipment consist of the following at December 31, 2001:

	Estimated useful life in years		
Leasehold improvements	5	$	1,110,180
Furniture and fixtures	7		817,694
Office equipment	5		2,188,937
			4,116,811
Accumulated depreciation and amortization			(2,677,201)
Leasehold improvements, furniture and equipment, net		$	1,439,610

(6) Income Taxes

The provision for income taxes was composed of the following for the year ended December 31, 2001:

Current	$	2,715,266
Deferred		493,465
	$	3,208,731

The following table reconciles federal income taxes computed at the statutory rate with income tax expense as reported for the year 2001:

		Amount of tax
Expected federal tax at statutory rate of 34%	$	2,361,331
State taxes		209,498
Minority interest in net loss of consolidated companies		69,601
Nondeductible goodwill amortization		510,967
Other		57,334
Provision for income taxes	$	3,208,731

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 are presented below.

Deferred tax assets:		
Excess of tax over book basis in limited partnership investments	$	324,605
Excess of tax over book basis in fixed assets		117,585
Deferred compensation		947,718
Other		275,533
Total gross deferred tax assets		1,665,441
Deferred tax liabilities:		
Unrealized gain on securities owned		(684,863)
Other		(88,702)
Total gross deferred tax liabilities		(773,565)
Net deferred tax asset	$	891,876

There was no valuation allowance for deferred tax assets as of December 31, 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2001.

(7) Concentrations of Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is

extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

As an introducing securities broker and dealer, the Company is engaged in various trading and brokerage activities involving securities of various industries. A substantial portion of the Company's transactions involve securities relating to the environmental industry. Accordingly, the overall economic impact of environmental industry trends could directly impact the Company's ability to maintain current trading activity levels.

The Company's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(8) Commitments and Contingencies

The Company leases office space under noncancelable operating leases that expire by 2007 and provide for base annual rentals and additional rentals based on the lessor's operating expenses for the year. Rental expense for the year ended December 31, 2001 totaled $1,788,481. Future minimum rentals approximate:

Year	Amount
2002	$ 1,845,939
2003	2,039,387
2004	1,622,484
2005	1,417,679
2006	1,273,920
Thereafter	967,473
	$ 9,166,882

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2001.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

(Continued)

(9) Related Party Transactions

The Company earned account management fees of $8,246 through Pinnacle Management & Trust Co. (PMT), an affiliate, during 2001. The Company also has a money market account with PMT totaling $12,345,423 at December 31, 2001. PMT also paid $36,056 to the Company for parking, salary, and telephone costs during 2001, which are recorded as offsets to occupancy, compensation, and communications expenses. During 2001, the Company sold furniture and equipment to PMT for approximately $20,000, the Company's net book value in the assets.

The Company earned insurance commissions of $527,727 from HWG Insurance Agency, Inc. during 2001. The sole shareholder of HWG Insurance Agency is an employee of the Company.

In connection with the acquisition by SMHG, employees of HWG exercised all outstanding options to purchase HWG stock. Certain employees financed the purchase of this stock. Those receivables were reported in stockholder's equity and amounted to $383,340 at December 31, 2000. During 2001, the Company exchanged notes receivable totaling $295,005 for the SMHG common stock that was pledged to secure the notes. The Company then transferred the stock to SMHG and recorded such transfer as a reduction in payable to Parent. An additional note in the amount of $40,000 was collected in cash. One remaining note with a balance of $48,335 was outstanding at December 31, 2001. This note was exchanged for the SMHG common stock that was pledged to secure the note during February 2002.

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of SMHG under the Incentive Plan. The value of the shares will be expensed by the Company over the three-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2001, the value of SMHG common stock granted to SMH employees aggregated $1,102,074. The unamortized portions of the grants are reported in other assets and amount to $996,625 at December 31, 2001.

Payable to SMHG for income taxes, expense reimbursements, issuance of SMHG common stock to SMH employees as discussed above and in note 3 and other cash advances was $6,426,844 at December 31, 2001.

During 2001, the Company formed PTC – Houston Management, L.P. (the Fund) to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. A director of SMHG is a 50% owner of the Fund. The Company contributed a total of $86,060 of capital to the Fund during 2001. Net operating losses recognized by SMH totaled $58,413 during 2001.

(10) Stock Options

SMHG adopted the Incentive Plan in which SMHG may issue incentive awards covering an aggregate of the greater of (1) 1,100,000 shares of Common Stock, or (2) 15% of the number of shares of Common Stock issued and outstanding on the last day of the then-preceding calendar quarter.

Typically, a portion of Incentive Plan options vests upon grant and the remainder vests on subsequent anniversary dates of the grant. All options have been granted at fixed prices that equal the market price of SMHG's common stock on the grant date. Any excess of the market price on the grant date over the exercise price is recognized as compensation expense in the accompanying consolidated financial statements. No such compensation was recognized in 2001.

(Continued)

The following table sets forth information regarding the SMHG stock options for Company employees for the year ended December 31, 2001:

	Shares	Weighted average exercise price	Weighted average fair value
Outstanding at December 31, 2000	598,350	$ 4.48	
Granted	304,900	5.13	$ 4.51
Exercised	—	—	
Canceled/forfeited	(56,400)	4.48	
Outstanding at December 31, 2001	846,850	$ 4.72	

The following table summarizes information related to SMHG stock options outstanding and exercisable for Company employees at December 31, 2001:

Range of exercise prices	Number outstanding	Weighted average remaining contract life	Weighted average exercise priced	Number exercisable December 31, 2001	Weighted average exercise price
$ 4.44 – 5.38	846,850	8.3	$ 4.72	428,488	$ 4.62

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; risk-free interest rates ranging from 1.69% to 4.34%; the expected life of options is seven to ten years; and volatility ranging from 69.2% to 108.7%. Had the compensation cost been determined based on fair value of the plan, the Company's pro forma net income would have been approximately $3,153,000.

(11) Benefit Plans

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2001.

(12) Deferred Compensation Plans

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds to these key executives and employees, if any, from the exercise or sale of such securities. The unrealized loss on warrants included in principal transactions, net of $934,860 for 2001 is offset by a corresponding decrease in compensation expense, resulting in no effect on net income. Securities valued at $869,321 at December 31, 2001 are included in securities owned in the accompanying consolidated statement of financial condition, which correspond to deferred compensation liabilities under the plan.

The Company has an agreement with certain of its employees that entitles them to participate in a portion of the appreciation in its investment in certain limited partnership interests. The deferred compensation liability under this agreement was $1,692,079 at December 31, 2001. Compensation expense under this agreement amounted to $1,477,436 for 2001 and is included in employee compensation and benefits in the accompanying consolidated statement of income.

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $15,318,868, which was $14,606,099 in excess of the required minimum net capital of $712,769. The Company's aggregate indebtedness to net capital ratio was .70 to 1 at December 31, 2001.

(14) Subordinated Liabilities

The Company had no subordinated liabilities during the year ended December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

(15) Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(16) Subsequent Event

During January 2002, the former institutional equity division of Sutro & Co. (the Juda Group) joined the Company. Tom Juda, who headed the Juda Group, was named to lead the institutional equity division of SMH. The Company agreed to reimburse Sutro for office and equipment expenses related to the Juda Group. SMH committed to pay Mr. Juda certain annual minimum levels of compensation for 2002 through 2005, provided Mr. Juda remains as an employee of SMH. Additionally, Mr. Juda was allowed to purchase 357,909 shares of SMHG common stock at a discount of 33% to the market price of the stock.

SANDERS MORRIS HARRIS INC.

Computation of Consolidated Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	58,465,793
Other allowable credits		3,646,263
		62,112,056
Nonallowable assets:		
Nonallowable receivables		5,933,365
Leasehold improvements, furniture and equipment, net		1,439,610
Goodwill		29,678,901
Not readily marketable securities		7,869,512
Other nonallowable assets		1,434,878
Total nonallowable assets and charges, net		46,356,266
Net capital before haircuts on security positions		15,755,790
Haircuts on security positions		(436,922)
Net capital	$	15,318,868
Aggregate indebtedness	$	10,691,530
Ratio of aggregate indebtedness to net capital		.70 to 1
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250,000)	$	712,769
Excess net capital	$	14,606,099

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 25, 2002 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	15,720,106	7,797,546
Post-closing adjustments		(401,238)	2,893,984
Per above	$	15,318,868	10,691,530

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Sanders Morris Harris Inc. (the Company) and subsidiaries for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 22, 2002